UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-36856

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Hepion Pharmaceuticals, Inc.
Former name if applicable
Address of principal executive office	399 Thornall Street, First Floor
City, state and zip code	Edison, NJ 08837

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 within the prescribed time period as the Company has made enhancements to its internal controls over financial reporting during fiscal year 2021 that resulted in the Company needing additional time to complete the documents necessary to finalize its consolidated financial statements to be filed as part of the Form 10-K. The Company expects to file the Form 10-K within the extension period of 15 calendar days.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Cavan	(732)	902-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hepion Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2022		/s/ John Cavan
	By:	John Cavan
	Title:	Chief Financial Officer

For the year ended December 31, 2021, we expect a net loss of approximately $32.3 million as compared to a net loss of approximately $20.4 million for the year ended December 31, 2020. The increase in net loss for the year ended December 31, 2021 is primarily the result of approximately $8.1 in increased research and development expenses from the prior year and $2.4 million in increased general and administrative expenses from the prior year.